

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 11, 2021

Stephanie Sogawa
General Counsel
Sonim Technologies, Inc.
6836 Bee Cave Road, Bldg. 1. S#279
Austin, TX 78746

Re: Sonim Technologies, Inc.
Form 8-K Filed December 29, 2020
Exhibit 10.1
Form 8-K Filed December 23, 2020
Exhibit 10.1
File No. 001-38907

Dear Ms. Bechen,

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance